EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2019, and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 23, 2019 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2019, and to the date of this MD&A:

Robertson Work Completed by Barrick up to March 31, 2019

Based on a report received from Barrick, Coral reported that Barrick had completed the following field and review work:

•	Robertson 2019 core drilling program began early March 2019

o	13,920 meter drilling program
o	Infill and comparison drilling at Porphyry and Altenburg Hill
o	Infill drilling at Gold Pan/39A

•	Currently developing updated geological and metal models for completion at end of Q2 2019

o	Data addition from 45 core holes drilled in 2018 to develop the mineral inventory, and upgrade the geological understanding and advance metallurgy.

•	Baseline study work

o	Waste/ore characterization work is ongoing
o	Biological baseline work is ongoing.

•	Phase II Heap Leach column testing is in progress
•	SEM mineralogy analysis was completed on the 2018 rock samples

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Overall, the results from the 2018 whole core assaying program increased the grade thickness and highlight a previous under-sampling trend. The project team at Barrick focused on analyzing data that was received from the 2018 drilling, and launching the 2019 drilling program.

Other notable items that took place during the year ended January 31, 2019 are as follows:

•	Completed first drill program to verify historical data, with three core rigs assigned to the Robertson property;
•	Assay results were collected for analysis
•	Existing hydrology data reviewed
•	Geotechnical logging conducted on 2017 drill holes with transducers installed
•	Engaged with metallurgical lab to conduct testing on 2017 drilling samples, with results expected in mid-2018.
•	2018 Baseline studies program developed

The advanced work plan for the remainder of 2019 is intended to validate the current resource and metallurgical database, and provide an updated mineral resource.

The Company holds a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Normal Course Issuer Bids

On July 30, 2018, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its second normal course issuer bid (the “NCIB”).

Pursuant to the NCIB, the Company may purchase up to 3,938,462 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the NCIB is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased and cancelled 3,938,000 common shares pursuant to the second NCIB. As at January 31, 2019, the Company held Nil treasury shares.

During the year ended January 31, 2018, the Company completed its first NCIB, in which the Company purchased and subsequently cancelled 2,025,500 common shares from June 2017 to June 2018.

Qualified Person

Coral's projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

Year ended	January 31, 2019	January 31, 2018	January 31, 2017
Revenue	$-	$-	$-
Loss before other items and taxes	(878,566)	(1,375,982)	(580,066)
Income (loss) for the year	704,296	2,015,340	(981,139)
Income (loss) per share	0.01	0.04	(0.02)
Total assets	22,222,757	21,937,782	19,641,035
Total liabilities	2,966,800	2,881,168	1,793,502
Working capital (deficiency)	15,094,434	15,296,877	(117,528)

The Company had net income of $704,296 for the year ended January 31, 2019 as compared to $2,015,340 for the year ended January 31, 2018. The change is primarily due to gain on sale of the Robertson Property in the year ended January 31, 2018.  There were no such disposals occurring during the year ended January 31, 2019.

Other significant changes from the comparative year include movements in foreign exchange, as the Company holds a significant amount of its cash and term deposits in US dollars. Share-based payments were $294,432 during the year ended January 31, 2019, compared to $565,250 for the year ended January 31, 2018, primarily due to a change in the stock option plan whereby the options granted during the year ended January 31, 2019, vested and continue to vest quarterly over a one year period from the grant date, and are therefore expensed on a similar basis. The 1,775,000 stock options granted during the year ended January 31, 2018, vested immediately and of the expense is recorded on the date of grant.

During the years ended January 31, 2019 or 2018, the Company did not perform any raises of financing in order to cover operating costs. During the year ended January 31, 2018, the Company received US$15.75 million in gross proceeds from the sale of the Robertson property to Barrick. The majority of the Company’s expenditures in the year ended January 31, 2019, related to costs associated with exploring and maintaining the Company’s current exploration and evaluation assets, as well as general and administrative expenses.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Results of Operations

Summary of Quarterly Results

	2019	2018	2018	2018	2018	2017	2017	2017
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ (Loss) for the period	(3,159,556)	2,895,854	180,671	787,327	(2,793,228)	535,847	4,323,853	(51,132)
Earnings/ (Loss) per Share	(0.06)	0.06	0.00	0.02	(0.06)	0.01	0.09	(0.00)
Total Assets	22,222,757	22,717,571	23,239,327	22,572,292	21,937,782	23,150,247	22,607,279	19,674,009

Quarterly income (loss) fluctuate with non-cash items such as share-based payments, movements in current and deferred income tax, and foreign exchange variances.

During the quarters ended October 31, July 31, and April 30, 2018, the Company benefited from a foreign exchange gain as a result of cash balances held in US dollars.

During the quarter ended January 31, 2018, the Company was subject to a foreign exchange loss largely as a result of cash balances held in US dollars, which has to be revalued at the end of each reporting period. As the US dollar strengthened in relation to the Canadian dollar during the period, a loss of $770,276 was recorded, which was the primary contributor to the loss.

During the quarter ended July 31, 2017, the Company completed the sale of the Robertson Property to Barrick Gold. The Company recognized a gain of $6,542,215 from the transaction. The Company also issued 1,775,000 stock options to directors, officers, employees, and consultants, resulting in an expense of $565,250.

During the quarter ended April 30, 2017, the Company sold 157,000 shares of its investment in Levon Resources Ltd. for proceeds of $77,790 and 3,000 shares of its investment in VBI Vaccines, Inc. for proceeds of $23,061. The Company recognized a gain of $72,936 from the sale of these shares.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Three months ended January 31, 2019 compared with the three months ended January 31, 2018

	2019	2018	Note

Operating and Administrative Expenses (Recovery)
Consulting fees	$15,000	$25,000
Depreciation	917	67
Directors’ fees	15,000	11,250
Finance costs (recovery)	-	(47)
Investor relations	14,241	4,416	1
Listing and filing fees	9,314	10,508
Management fees	18,000	18,000
Office and miscellaneous	30,144	2,887	2
Professional fees	20,683	10,211	3
Salaries and benefits	32,031	29,629
Share-based payments	175,959	-	4
Travel	26,340	4,314	5
	357,629	116,235
Loss before other items	(357,629)	(116,235)
Other Items
Interest income	233,671	-	6
Other income	3,784	-
Finance income	49,528	45,321	7
Foreign exchange loss	(279,683)	(770,276)	8
Gain on sale of investments	-	6,373
Loss on sale of mineral property	-	(174,228)	9
Loss on sale of fixed assets	(108)	(34,183)
Other expenses	(289,136)	-
Loss Before Income Tax	(639,573)	(1,043,228)
Current income tax expense	(2,506,983)	(2,751,000)	10
Deferred income tax recovery (expense)	(13,000)	1,001,000	10
Net Loss for the Period	(3,159,556)	(2,793,228)	11
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain marketable securities	21,583	7,609
Comprehensive Loss For the Period	$(3,137,973)	$(2,785,619)
Loss per Share - Basic and Diluted	$(0.06)	$(0.06)	11

1.	Investor relations expenses for the three months ended January 31, 2019, were $14,241 compared to $4,416 in the comparative quarter, an increase of $9,825. The increase is due to the Company re-focusing its efforts on marketing and promotional materials in order to evaluate all opportunities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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2.

Office and miscellaneous expenses for the three months ended January 31, 2019 were $30,144 compared to an expense of $2,887 in the comparative quarter. The increased fees are related to increases to Company’s rent expense and IT support costs.

3.

Professional fees for the three months ended January 31, 2019 were $20,683 compared to an expense of $10,211 in the comparative quarter, an increase of $10,472. The increased fees are related to additional advisory fees associated with the reduction in current income taxes.

4.	Share-based payments for the three months ended January 31, 2019 were $175,959 compared to $Nil during the corresponding period January 31, 2018. The increase is a result of the change in the Company’s stock option policy during the year ended January 31, 2019, where all stock options now vest quarterly over a 12 month period, whereas the previously issued options vested immediately.

5.	Travel expenses for the three months ended January 31, 2019, were $26,340 compared to $4,314 in the comparative quarter. The increase is a result of increased attendance at conferences, as well as the Company’s management team performing a site visit to the Robertson Property in the current quarter.

6.	Interest income for the three months ended January 31, 2019, was $233,671 compared to $Nil in the comparative quarter. The increase is a result of interest income earned on the Company’s term deposits and cash and cash equivalents.

7.	In June 2017, the Company closed the sale of its Robertson Property, which is subject to the Company receiving a net smelter royalty, as described earlier in this MD&A. During the three months ended January 31, 2019, the Company realized a finance income for the accretion of this royalty of $49,528 compared to $45,321 in the comparative quarter.

8.	During the three months ended January 31, 2019, the Company recognized a foreign exchange loss due to a slight depreciation of the US dollar in relation to the Canadian dollar, which is the Company’s reporting currency. As the Company holds significant assets in the US, a foreign exchange loss is expected for the period.

9.

During the three months ended January 31, 2018, the Company recognized a loss on disposition of property of $174,228 on the sale of the Robertson property, due to extra fees being invoiced since the close of the sale as well as foreign exchange differences at the time of closing and the end of the reporting period. There was no comparable transaction that occurred in the three months ended January 31, 2019.

10.

During the three months ended January 31, 2019, the Company recognized current income tax expense of $2,506,983 compared to an expense of $2,751,000 in the comparative quarter. All current income tax expenses and recoveries relate to the sale of the Robertson property, and the associated estimated income taxes payable. During the three months ended January 31, 2019, the Company recognized deferred income tax expense of $13,000, compared to a recovery of $1,001,000 in the corresponding period ended January 31, 2018. Movements in deferred income taxes relate primarily to movements in foreign exchange rates on the Company’s US loss carry-forwards.

11.

As a result of the foregoing, net loss for the three months ended January 31, 2019, was $3,159,556 compared to $2,793,228 in the three months ended January 31, 2018. Net loss per share for the quarter was $0.06 compared to loss per share of $0.06 in the previous quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Year ended January 31, 2019, compared with the year ended January 31, 2018

	2019	2018	Note

Operating and Administrative Expenses
Consulting fees	$60,000	$97,500	1
Depreciation	1,079	1,670
Directors’ fees	52,500	33,750
Finance costs	-	6,786
Investor relations	49,670	60,603
Listing and filing fees	56,237	69,670
Management fees	72,000	154,500	2
Office and miscellaneous	55,001	28,123	3
Professional fees	66,702	169,845	4
Salaries and benefits	118,686	159,457	5
Share-based payments	294,432	565,250	6
Travel	52,259	28,828
	878,566	1,375,982
Loss Before Other Items	(878,566)	(1,375,982)
Other Items
Foreign exchange gain (loss)	1,150,371	(907,286)	7
Interest income	233,671	-	8
Finance income	189,154	117,379	9
Gain on sale of investments	14,635	93,693	10
Other income	3,784	-
Gain on sale of exploration and evaluation assets	-	5,871,719	11
Loss on sale of fixed assets	(15,641)	(34,183)
Other expenses	(289,136)	-
Income Before Income Taxes	408,272	3,765,340
Current income tax recovery (expense)	309,024	(2,751,000)	12
Deferred income tax recovery (expense)	(13,000)	1,001,000	12
Net Income (Loss)	704,296	2,015,340	13
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) marketable securities	(19,197)	(57,269)
Comprehensive Income For the Year	$685,099	$1,958,071
Loss per Share - Basic and Diluted	$0.01	$0.04	13

1.

Consulting fees for the year ended January 31, 2019, were $60,000 compared to $97,500 for the year ended January 31, 2018, a decrease of $37,500. The decrease in consulting fees is due to one-time bonus payments made in the year ended January 31, 2018, that were associated with the closing of the Robertson Property sale, with no comparable transactions in the current period.

2.	Management fees for the year ended January 31, 2019 were $72,000 compared to $154,500 during the comparable period ended January 31, 2018. The decrease of $82,500 is due to one-time bonus payments made in the year ended January 31, 2018, that were associated with the closing of the Robertson Property sale, with no comparable transactions in the current period.

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3.	Office and miscellaneous expenses for the year ended January 31, 2019 were $55,001 compared to $28,123 in the comparative year. The increased fees are related to increases to Company’s rent expense and IT support costs.

4.

Professional fees for the year ended January 31, 2019 were $66,702 compared to an $169,845 in the comparative year, an decrease of $103,143. The decreased fees are related to the closing of Robertson Property sales during the previous year, and were partially offset by additional advisory fees associated with the reduction in current income taxes.

5.	Salaries and benefits for the year ended January 31, 2019 were $118,686 compared to $159,457 for the comparable period ended January 31, 2018. The decrease is due to a one-time bonus payments made to key employees as a result of the sale of the Robertson Property during the previous year.

6.	Share-based payments were $294,432 during the year ended January 31, 2019, compared to $565,250 for the year ended January 31, 2018, primarily due to a change in the stock option plan whereby the options granted during the year ended January 31, 2019, vested and continue to vest quarterly over a one year period from the grant date, and are therefore expensed on a similar basis. The 1,775,000 stock options granted during the year ended January 31, 2018, vested immediately and of the expense is recorded on the date of grant.

7.	During the year ended January 31, 2019, the Company recognized a foreign exchange gain due to the appreciation of the US dollar by 7% in relation to the Canadian dollar, which is the Company’s reporting currency. As the Company holds significant assets in the US, a foreign exchange gain is expected for the period given.

8.	Interest income for the year ended January 31, 2019, was $233,671 compared to $Nil in the comparative year. The increase is a result of interest income earned on the Company’s term deposits and cash and cash equivalents over the year ended January 31, 2019.

9.	In June 2017, the Company closed the sale of its Robertson Property, which is subject to the Company receiving a net smelter royalty, as described earlier in this MD&A. During the year ended January 31, 2019, the Company realized a finance income for the accretion of this royalty of $189,154 compared to $117,379 in the comparative year.

10.	During the year ended January 31, 2019, the Company recorded a gain on sale of investments of $14,635, compared to $93,693 during the year ended January 31, 2018. The Company continues to divest of investments that are not part of their long-term business plans.

11.

During the year ended January 31, 2018, the Company closed the sale of its Robertson Property, and realized a gain on this sale of $5,871,719. The sale is also subject to the Company receiving a net smelter royalty, as described earlier in this MD&A. During the the year ended January 31, 2018, the Company realized a finance income for the accretion of this royalty of $117,379. There was no comparable transaction in the year ended January 31, 2019.

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12.

During the year ended January 31, 2019, the Company recognized current income tax recovery of $309,024 compared to current income tax expense of $2,751,000 for the year ended January 31, 2018. The change relates to the estimated current tax impact of the sale of the Robertson property.

During the year ended January 31, 2019, the Company recognized deferred income tax expense of $13,000, compared to a deferred income tax recovery of $1,001,000 in the corresponding period ended January 31, 2018. Movements in deferred income taxes relate primarily to movements in foreign exchange rates on the Company’s US loss carry-forwards.

13.

As a result of the foregoing, net income for the year ended January 31, 2019, was $704,296 compared to $2,015,340 for the year ended January 31, 2018. Net income per share for the year was $0.01 compared to $0.04 in the previous period, a change of $0.03 per share.

Liquidity and Capital Resources

Currently, the Company has no revenues. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants, up until the sale of the Robertson Property.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	January 31, 2019	January 31, 2018

Operating activities	$(360,262)	$(2,247,415)
Investing activities	(5,980,296)	16,417,421
Financing activities	(780,188)	96,700
Effect of exchange rate fluctuations on cash and cash equivalents	1,108,197	(180)
Net change in cash	(6,012,549)	14,266,586
Cash and cash equivalents, beginning of period	14,321,433	54,847
Cash and cash equivalents, end of period	$8,308,884	$14,321,433

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the year ended January 31, 2019, compared to the year ended January 31, 2018, is largely due to higher operating and administrative expenses, as well as transaction costs from the sale of the Robertson Property, of which there was no such transaction in the current year.

During the year ended January 31, 2019, the Company received cash proceeds of $570,774 from the issuance of common shares through exercises of stock options and warrants, and used $1,350,962 to purchase existing outstanding common shares through the Company’s two NCIBs.

During the year ended January 31, 2019, the Company incurred exploration cash expenditures of $45,879. At January 31, 2019, the Company had a working capital of $15,094,434 and cash and cash equivalents and term deposits of $17,965,204.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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During the year ended January 31, 2019, the Company increased its term deposits by $5,961,905 in order to ensure that the Company was earning sufficient return on the funds received from the sale of the Robertson Property. During the year ended January 31, 2019, the Company also received proceeds of $27,488 through the sale of marketable securities.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management compensation

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2019	2018	2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$124,500	$191,575	$72,019
Other members of key management	37,801	55,071	34,581

Share-based payments
Members of the Board of Directors	219,248	400,000	-
Other members of key management	32,480	72,000	-
	$414,029	$718,646	$106,600

b) Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	January 31, 2019	January 31, 2018
Directors	11,250	29,250
Oniva International Services Corp.	20,217	10,615
Sampson Engineering Inc.	-	-
Intermark Capital Corp.	-	-
	$31,467	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12 of the financial statements. The transactions with Oniva during the years ended January 31, are summarized below:

	2019	2018	2017
Salaries and benefits	$118,361	$105,344	$91,346
Office and miscellaneous	77,443	66,663	38,260

	$195,804	$172,007	$129,606

Salaries and benefits above includes $37,801 (2018 – $35,071; 2017 – $34,581) for key management personnel compensation that has been included in a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

Changes in accounting standards not yet effective

Application of new and revised accounting standards:

IFRS 15 – Revenue from Contracts with Customers

On February 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company currently has no revenues, and there was no impact on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal.  There were no impairment losses recognized on financial assets during the years ended January 31, 2019 and January 31, 2018. The standard did not impact the Company’s classification and measurement of financial assets and liabilities except for royalty receivable which was reclassified from loans and receivables to amortized costs. There was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date.

Changes in accounting standards not yet effective:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company has identified existing agreements that may contain right-of-use assets. At this time, the Company does not believe that the new standard will give rise to a material change, and is currently finalized the expected impact on the consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Financial Instruments

The estimated fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2019	January 31, 2018

Cash and cash equivalents	$8,308,884	$14,321,433
Term deposits	9,656,320	3,694,415
Royalty receivable	3,969,356	3,540,753

Total	$21,934,560	$21,556,601

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2019, the Company had working capital of $15,094,434 (January 31, 2018 – working capital deficiency of $15,296,877). The Company has cash at January 31, 2019 in the amount of $8,308,884 (January 31, 2018 - $14,321,433) for short-term business requirements. Of this amount, $199,736 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At January 31, 2019, the Company had current liabilities of $2,911,800 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to cash equivalents and term deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2019 and 2018.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2019		January 31, 2018

Cash and cash equivalents	US$	5,842,116	US$	10,125,183
Term deposits		7,360,000		3,005,300
Royalty receivable		2,988,169		2,880,300
Accounts payable		(65)		-

Net exposure	US$	16,190,220	US$	16,010,783

Canadian dollar equivalent		$21,241,568		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2019, a 10% (2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $2,124,157 (2018 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2019:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,308,884	$-	$-
Term deposits	9,656,320	-	-
Investments	10,280	-	-
	$17,975,484	$-	$-

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2019, and May 23, 2019:

Common shares: 48,043,337 as of January 31, 2019, and 47,696,337 as of May 23, 2019.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2019)	Number of Shares Remaining Subject to Options (May 23, 2019)
March 14, 2019	$0.240	905,000	-
July 10, 2019	$0.355	25,000	25,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,685,000	1,560,000
September 4, 2023	$0.380	1,335,000	1,260,000
January 25, 2014	$0.390	200,000	200,000
TOTAL:		4,650,000	3,545,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2019)	Number of Underlying Shares (May 23, 2019)
-	-	-	-
TOTAL:		-	-

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at January 31, 2019, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2019
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The Company assessed the design of the internal controls over financial reporting as at January 31, 2019, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 23, 2019. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.